SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2013 Results April 30, 2013 Page 1

AMBEV REPORTS 2013 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, April 30, 2013 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; NYSE: ABV, ABVc] announces today its results for the 2013 first quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our financial information for the three-month period ended March 31, 2013 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Net revenues grew 2.4%.  Volumes declined 6.8% (Brazil -6.3%; Latin America South -10.2%; and Canada -3.0%) mainly because of poor industry performance in our main markets.  Such volume shortfall was offset, however, by our net revenue per hectoliter results, which improved 9.8% in Q1 2013 (Brazil +7.5%; Latin America South +20.2%; Canada +2.3%).  HILA-ex net revenues increased 27% supported by volumes growing 19.9%.

Cost of Goods Sold (COGS): COGS  rose 7.4%, with COGS per hectoliter growing 15.1%.  On the hedging side, performance was impacted not only by the closing of the higher commodity hedge cycle (mainly barley, and to a lesser extent, aluminum and sugar), but also by currency hedges already becoming a headwind because of the depreciation of the Real.  In addition, adverse effect in fixed cost dilution as a result of the volume decline and packaging mix, increased industrial depreciation tied to Brazil capital expenditures, inflationary pressures in Argentina and a tough comparison in Canada were also relevant factors.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) was up 8.0%.  Sales and marketing investments remained a priority in order to implement our commercial strategy during Carnival in Brazil, we continued to invest behind our brands in LAS, and spent more in Canada due to a shift into the first quarter due to innovation launches and brand activation initiatives.  Meanwhile, distribution costs continued to suffer from inflationary pressures in Brazil and Argentina.  All in all, SG&A growth was in line with the weighted average inflation for our geographical footprint.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA totalled R$ 3,599.0 million and grew 2.3% mainly as a result of the negative volume performance and higher COGS per hectoliter.  As for our main divisions, Brazil delivered an EBITDA of R$ 2,499.9 million (+1.6%) and Canada R$ 246.3 million (-11.4%), whereas LAS generated R$ 784.9 million (+10.0%) and HILA-ex R$ 67.8 million.  Overall, gross margin contracted 150 basis points (bp) and EBITDA margin contracted 10 bp.

Operating Cash generation and Profit: Cash generated from our operations totalled R$ 1,729.8 million (+37.5%), while our Normalized Profit in the quarter reached R$ 2,344.5 million (+1.3%) and Normalized Earnings Per Share (EPS) R$ 0.75 (+0.8%).

Financial highlights - Ambev consolidated
R$ million	1Q12 Reference Base	1Q13	% As Reported	% Organic
Total volumes	42,230.4	39,929.5	-5.4%	-6.8%
Beer	30,255.9	28,495.7	-5.8%	-7.6%
CSD and NANC	11,974.6	11,433.9	-4.5%	-4.8%

Net sales	7,235.7	7,772.8	7.4%	2.4%
Gross profit	4,923.3	5,150.0	4.6%	0.0%
Gross margin	68.0%	66.3%	-170 bps	-150 bps
EBITDA	3,375.9	3,598.0	6.6%	2.3%
EBITDA margin	46.7%	46.3%	-40 bps	-10 bps
Normalized EBITDA	3,375.9	3,599.0	6.6%	2.3%
Normalized EBITDA margin	46.7%	46.3%	-40 bps	-10 bps
Profit - Ambev holders	2,314.3	2,343.5	1.3%
Normalized profit - Ambev holders	2,314.3	2,344.5	1.3%
No. of share outstanding (millions)	3,117.5	3,131.9
EPS (R$/shares)	0.74	0.75	0.8%
Normalized EPS	0.74	0.75	0.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2012 (Q1 2012). Values in this release may not add up due to rounding.

First Quarter 2013 Results April 30, 2013 Page 2

CAPEX, Pay-out and Financial discipline: We invested R$ 543.7 million in capital expenditures, R$ 427.3 million of which was directed to Brazil.  In terms of pay-out, during the first quarter we paid a total of R$ 5.1 billion in dividends and IOC (R$ 3.0 billion as from January 21, 2013 and R$ 2.1 billion as from March 28, 2013).  The quarter ended with net cash position of R$ 1,026.7 million.

Management Comments

When we announced our FY 2012 results, we mentioned that 2013 would be another year in which our ability to grow our business while surrounded by unpredictability in many of the markets where we operate and mounting cost pressures would be put to the test.

The first quarter presented some important and greater than expected challenges, which translated into 2.3% growth in EBITDA (which reached R$ 3,599.0 million).  The Brazilian beer and carbonated soft drinks industries mainly decelerated in March, the macroeconomic environment in Argentina remained difficult throughout the quarter, and Canada faced very tough comparisons.  Still, our top line grew 2.4% thanks to a net revenue per hectoliter improvement of 9.8%.  Furthermore, cost pressures resulting in great part from commodity and currency headwinds contributed to a contraction of 150 bp in gross margin (66.3% in Q1 2013).  However, EBITDA margin (46.3% for the quarter) contracted by less (10 bp), as we already began adapting to a lower volume growth scenario.

Our divisional highlights were the following:

•         Brazil.  We delivered EBITDA of R$ 2,499.9 million (+1.6%) in the country, with gross margin contracting 260 bp but EBITDA margin expanding 40 bp.

o    Our net revenue in Brazil Beer declined 0.3%, as the 8.2% decline in volumes was not fully offset by net revenue per hectoliter performance, which improved 8.6%.

▪  Although we expected a challenging beginning of the year for the Brazilian beer industry, we estimate that industry sales volumes declined by 7.1% in the quarter, which was more than we anticipated because of a high teens decline for the industry in March.  Despite the March deceleration in industry volumes, April performance has much improved and are estimated to be down mid single-digit.

▪  Based on our analysis, in addition to the impact of the earlier Carnival and poorer weather (which continued into March), industry volumes were also impacted during the first quarter by food inflation at high levels and a deceleration of disposable income growth.

▪  In this type of environment, the fact that we were required to increase prices in real terms to offset higher taxes implemented in October 2012 was also not helpful.  As a result, moving forward our pack price strategy will be key in order to improve our top line performance by delivering to consumers more affordable packs as long as disposable income remains under pressure.

▪  In terms of market share, we improved 20 bp sequentially versus Q4 2012, but since we faced a tough comparison (ie, Q1 2012 averaged 69.0%, while we started the year with a market share of 68.2%), year-over-year we had a market share loss of 90 bp versus Q1 2012 (68.1% for the quarter).

▪  As for net revenue per hectoliter, we delivered 8.6% growth through a combination of the carry-over of last year’s price increases, greater weight of direct distribution and premium volumes.

▪  Our commercial priorities continue to make steady progress despite the industry decline:

•         innovation volumes grew, with solid performance coming from Skol and Brahma’s 550 ml cans, and remains a key strategy in delivering exciting new products and experiences to consumers,

•         we continued to gain market share in the North and Northeastern regions of the country, as we continued to benefit from the commercial and capacity investments in these regions,

•         premium volumes grew and further increased their weight in our total volumes, led by Budweiser and Stella Artois still expanding at double-digit pace, and

First Quarter 2013 Results April 30, 2013 Page 3

•         returnable glass bottle volumes (primarily the 1 liter and 300 ml presentation) grew considerably in the off-premise channel through a combination of the incremental capacity for the 300 ml package that became operational during the course of 2012, as well as the focused execution of some commercial initiatives, such as the Pit Stops.

o    Brazil CSD&NANC net revenues grew 6.5%, as the 0.5% decline in volumes was more than compensated by net revenue per hectoliter growth of 7.0%.  The CSD&NANC industry also witnessed a decline in March, though our CSD&NANC volume performance was better than that of beer given a better market share performance in the quarter, with Guaraná Antarctica leading the way once again.

o    Brazil COGS/hl was up 16.7% (+18.2% in Brazil Beer and +13.0% in Brazil CSD&NANC).  Though commodity hedges will improve from the second quarter onwards, this quarter’s performance was negatively impacted by higher commodity costs and unfavorable currency hedges.  Moreover, our COGS performance was adversely impacted by the greater industrial depreciation, changes in package mix and the volume decline effect in fixed costs dilution.

o    SG&A (excluding depreciation and amortization) increased 6.5% in Q1 2013.  Inflationary pressures in sales, marketing and distribution costs, increased supply chain footprint, as well as Carnival investments, on the one hand, were partially offset by our renewed focus behind cost management to react quickly to the changing environment.

•         HILA-ex.  Our HILA-ex EBITDA reached R$ 67.8 million, with an EBITDA margin of 24.3%.

o    Reported volumes more than doubled due to the acquisition in the Dominican Republic.  As the first twelve months of integration draws to a close, our focus going forward will be on building off of Presidente’s strong brand attributes and grow the beer category through innovation and premium volumes.  Organically, volumes grew 19.9% as a result of our Brahva brand’s consistent volume growth and market share evolution in Guatemala.

•         LAS.  EBITDA for the region totalled R$ 784.9 million (+10.0%).  Gross margins expanded 210 bp and EBITDA margin expanded 90 bp.

o    Net revenues for LAS grew 7.9%, with net revenue per hectoliter performance helping us once again compensate the volume loss in the region.  Accordingly, LAS volumes were down 10.2% (LAS Beer -9.0%; LAS CSD&NANC -12.0%), while net revenue per hectoliter was up 20.2% (LAS Beer +21.2%; LAS CSD&NANC +16.3%).  The industry decline in Argentina was once again the primary cause of negative volumes, particularly in March, though April performance has also seen much improvement.  Market share, on the other hand, remained very strong as our 2012 innovation launches (Quilmes 1890, Quilmes Night and Stella Artois Noire) have delivered great results so far.

•         Canada.  Against very tough comps, Labatt delivered R$ 246.3 million of EBITDA (-11.4%), with gross margin down 80 bp and EBITDA margin contracting 370 bp.

o    Canadian top line posted a decline of 0.6%.  We experienced volume decline of 3.0% predominantly driven by industry (which had grown 3.3% in Q1 2012), with market share averaging 40.6%.  Our brand performance among light beers, with Bud Light continuing to deliver strong market share results, as well as the impact of innovation (namely, Bud Light Platinum’s launch), helped us retain our leading position in the Canadian market.  Moreover, our net revenue per hectoliter performance remained positive, growing 2.3%.

2013 Outlook

Our first quarter results confirmed that 2013 should be a tougher year overall when compared to the last couple of years, but we expect to improve our EBITDA performance in the next three quarters.  The starting point was by rapidly adjusting our plans for the remainder of the year to a lower volume outlook, which has already been completed.  Particular emphasis will be given once again to our pack price strategy in order to improve our top line performance by delivering to consumers more affordable packs as long as disposable income remains under pressure.  We will also make use of our cost management capabilities, which have helped us considerably in the past to protect the profitability of our business.  All this while investing in our brands for the future, especially taking into consideration our desired readiness for the FIFA 2014 World Cup.

First Quarter 2013 Results April 30, 2013 Page 4

Given the Brazilian beer industry’s first quarter performance and the outlook for the balance of the year, we are revising our guidance and expect either a flat or low single-digit decline for FY 2013 in the Brazilian beer industry.  We continue to expect net revenue per hectoliter in Brazil to grow high-single digits for the year, with COGS per hectoliter growing from high-single to low double-digits (“high teens” in Brazil CSD&NANC). Additionally, we expect SG&A (excluding depreciation and amortization) in Brazil to grow below inflation for FY 2013 through the aforementioned focus on cost management.

As for capital expenditures, we will not reduce the investments that are key for the successful implementation of our commercial strategy, such as, for instance, capacity required for the roll-out of the 300 ml returnable glass bottle and continued Budweiser growth.  Our intent remains to invest around R$ 3.0 billion in Brazil given the medium and long-term prospects for organic growth in the country.

First Quarter 2013 Results April 30, 2013 Page 5

Ambev Consolidated Income Statement

Consolidated income statement	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Net revenue	7,235.7	185.5	179.2	172.4	7,772.8	7.4%	2.4%
Cost of goods sold (COGS)	(2,312.4)	(74.2)	(66.0)	(170.2)	(2,622.8)	13.4%	7.4%
Gross profit	4,923.3	111.2	113.2	2.2	5,150.0	4.6%	0.0%
Selling, general and administrative (SG&A)	(2,065.7)	(41.7)	(68.0)	(165.2)	(2,340.6)	13.3%	8.0%
Other operating income	139.2	(5.9)	1.6	178.6	313.5	125.2%	128.3%
Normalized operating income (normalized EBIT)	2,996.8	63.6	46.8	15.6	3,122.8	4.2%	0.5%
Special items above EBIT	-	(1.0)	0.0	0.0	(1.0)	0.0%	0.0%
Net finance results	(82.6)				(240.7)	191.3%
Share of results of associates	0.4				1.7	nm
Income tax expense	(580.1)				(506.4)	-12.7%
Profit	2,334.5				2,376.5	1.8%
Attributable to Ambev holders	2,314.3				2,343.5	1.3%
Attributable to non-controlling interests	20.2				33.0	62.9%
Normalized profit	2,334.5				2,377.5	1.8%
Attributable to Ambev holders	2,314.3				2,344.5	1.3%

Normalized EBITDA	3,375.9	86.9	57.2	78.9	3,599.0	6.6%	2.3%

First Quarter 2013 Results April 30, 2013 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

First Quarter 2013 Results April 30, 2013 Page 7

Ambev Consolidated

The table below summarizes our first quarter consolidated results.  Our Normalized EBITDA reached R$ 3,599.0 million (+2.3%) as a result of net revenue growing 2.4%, COGS up 7.4% and SG&A (excluding depreciation and amortization) increasing 8.0%.  Gross margins contracted 150 bp to 66.3% while EBITDA margin contracted 10 bp to 46.3%.

Ambev results	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	42,230.4	568.3	-	(2,869.2)	39,929.5	-5.4%	-6.8%
Net revenue	7,235.7	185.5	179.2	172.4	7,772.8	7.4%	2.4%
Net revenue/hl	171.3	2.1	4.5	16.8	194.7	13.6%	9.8%
COGS	(2,312.4)	(74.2)	(66.0)	(170.2)	(2,622.8)	13.4%	7.4%
COGS/hl	(54.8)	(1.0)	(1.7)	(8.3)	(65.7)	20.0%	15.1%
Gross profit	4,923.3	111.2	113.2	2.2	5,150.0	4.6%	0.0%
Gross margin	68.0%				66.3%	-170 bps	-150 bps
SG&A excl. deprec.&amort.	(1,917.1)	(36.3)	(64.8)	(153.3)	(2,171.5)	13.3%	8.0%
SG&A deprec.&amort.	(148.7)	(5.4)	(3.2)	(11.9)	(169.2)	13.8%	8.0%
SG&A total	(2,065.7)	(41.7)	(68.0)	(165.2)	(2,340.6)	13.3%	8.0%
Other operating income	139.2	(5.9)	1.6	178.6	313.5	125.2%	128.3%
Normalized EBIT	2,996.8	63.6	46.8	15.6	3,122.8	4.2%	0.5%
Normalized EBIT margin	41.4%				40.2%	-120 bps	-70 bps
Normalized EBITDA	3,375.9	86.9	57.2	78.9	3,599.0	6.6%	2.3%
Normalized EBITDA margin	46.7%				46.3%	-40 bps	-10 bps

First Quarter 2013 Results April 30, 2013 Page 8

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and HILA-ex operations.  Normalized EBITDA for LAN totalled R$ 2,567.7 million (+1.6%), with EBITDA margin expanding 20 bp to 49.1%.  Even though our HILA-ex operations continued to make steady progress, our EBITDA performance in LAN was primarily impacted by the tough industry in Brazil and input cost pressure.  Net revenues grew 1.1% (+7.3% on a per hectoliter basis), while COGS were up 10.2% (COGS per hectoliter +16.8%), leading to gross margin contraction of 280 bp.  Meanwhile, SG&A (excluding depreciation and amortization) grew 6.6%.

As previously mentioned, as from January 1, 2013 the results of our Peruvian and Ecuadorian operations are reported as part of Latin America South.  To that effect, we have included restated figures for LAN and LAS, as if this change had been in place since January 1, 2012.

LAN results	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	29,410.8	568.3	-	(1,694.0)	28,285.1	-3.8%	-5.8%
Net revenue	4,965.9	196.7	7.2	55.6	5,225.3	5.2%	1.1%
Net revenue/hl	168.8	3.4	0.3	12.3	184.7	9.4%	7.3%
COGS	(1,514.8)	(74.2)	(5.0)	(155.2)	(1,749.3)	15.5%	10.2%
COGS/hl	(51.5)	(1.5)	(0.2)	(8.7)	(61.8)	20.1%	16.8%
Gross profit	3,451.1	122.4	2.2	(99.7)	3,476.1	0.7%	-2.9%
Gross margin	69.5%				66.5%	-300 bps	-280 bps
SG&A excl. deprec.&amort.	(1,310.1)	(47.5)	(4.0)	(86.3)	(1,447.9)	10.5%	6.6%
SG&A deprec.&amort.	(113.9)	(5.4)	(0.5)	(12.9)	(132.8)	16.6%	11.4%
SG&A total	(1,424.0)	(52.9)	(4.5)	(99.2)	(1,580.6)	11.0%	7.0%
Other operating income	147.0	(5.9)	0.1	180.6	321.8	118.8%	122.8%
Normalized EBIT	2,174.1	63.6	(2.3)	(18.3)	2,217.2	2.0%	-0.8%
Normalized EBIT margin	43.8%				42.4%	-140 bps	-90 bps
Normalized EBITDA	2,443.6	86.9	(1.5)	38.7	2,567.7	5.1%	1.6%
Normalized EBITDA margin	49.2%				49.1%	-10 bps	20 bps

First Quarter 2013 Results April 30, 2013 Page 9

Ambev Brazil

In Brazil we delivered Normalized EBITDA of R$ 2,499.9 million (+1.6%), with EBITDA margin expanding 40 bp to 50.5% despite 260 bp of gross margin contraction.

Volumes declined 6.3%, with a decrease of 8.2% for Beer Brazil and 0.5% in CSD&NANC Brazil thanks primarily to a tougher industry in the country to begin the year.  Net revenue per hectoliter grew high-single digits at +7.5% (+8.6% in Beer Brazil and +7.0% for CSD&NANC Brazil) thanks to our price adjustments in 2012, premium volume growth and higher weight of direct distribution.  On the other hand, COGS per hectoliter increased 16.7% as a result of higher currency, raw materials (primarily barley) and packaging (mostly aluminum) hedges, but also greater industrial depreciation, changes in package mix and the impact of volume decline on fixed costs dilution.   SG&A (excluding depreciation and amortization) grew 6.5%, impacted by general inflation on sales, marketing and distribution expenses, as well as our expanded supply chain footprint, which, however, were partially offset by our cost management initiatives as we began reacting to the changing environment.

Ambev Brazil results	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	28,845.1			(1,806.5)	27,038.6	-6.3%	-6.3%
Net revenue	4,906.3			39.5	4,945.8	0.8%	0.8%
Net revenue/hl	170.1			12.8	182.9	7.5%	7.5%
COGS	(1,477.6)			(139.5)	(1,617.1)	9.4%	9.4%
COGS/hl	(51.2)			(8.6)	(59.8)	16.7%	16.7%
Gross profit	3,428.7			(100.0)	3,328.8	-2.9%	-2.9%
Gross margin	69.9%				67.3%	-260 bps	-260 bps
SG&A excl. deprec.&amort.	(1,269.7)			(83.1)	(1,352.9)	6.5%	6.5%
SG&A deprec.&amort.	(107.5)			(13.6)	(121.1)	12.7%	12.7%
SG&A total	(1,377.2)			(96.7)	(1,474.0)	7.0%	7.0%
Other operating income	148.0			179.1	327.0	121.0%	121.0%
Normalized EBIT	2,199.5			(17.7)	2,181.8	-0.8%	-0.8%
Normalized EBIT margin	44.8%				44.1%	-70 bps	-70 bps
Normalized EBITDA	2,460.5			39.4	2,499.9	1.6%	1.6%
Normalized EBITDA margin	50.1%				50.5%	40 bps	40 bps

First Quarter 2013 Results April 30, 2013 Page 10

Beer Brazil

Our Beer Brazil business delivered R$ 2,148.5 million of EBITDA (+0.6%), and EBITDA margin improved by 40 bp to 52.1%.

In terms of top line performance, net revenues declined 0.3% as the 8.2% volume decline was only partially offset by our high single digit net revenue per hectoliter growth (+8.6%).  As mentioned, our volume performance resulted from the beer industry declining 7.1% coupled with 90 bp of market share loss.  Sequentially, however, we improved market share 20 bp versus Q4 2012, with good performance coming from innovation volumes, premium volumes and 1 liter and 300 ml returnable glass volumes, all of which grew despite the tough industry, as well as further market share gains in the North and Northeast.  Net revenue per hectoliter growth was a product of the carry-over of our 2012 price increases, higher weight of premium volumes and direct distribution.

COGS per hectoliter posted 18.2% growth.  This increase is mostly explained by higher commodity hedges (raw materials and packaging), as well as headwinds in terms of currency hedges, change in package mix, industrial depreciation and the volume decline effect in fixed costs dilution.  SG&A (excl. depreciation and amortization) rose 6.9% given higher sales, marketing and distribution expenses due to inflation, enhanced supply chain footprint and commercial investments to implement our initiatives in the marketplace.

Beer Brazil results	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	21,585.0			(1,767.8)	19,817.2	-8.2%	-8.2%
Net revenue	4,133.6			(10.5)	4,123.1	-0.3%	-0.3%
Net revenue/hl	191.5			16.6	208.1	8.6%	8.6%
COGS	(1,123.9)			(95.5)	(1,219.4)	8.5%	8.5%
COGS/hl	(52.1)			(9.5)	(61.5)	18.2%	18.2%
Gross profit	3,009.7			(106.0)	2,903.7	-3.5%	-3.5%
Gross margin	72.8%				70.4%	-240 bps	-240 bps
SG&A excl. deprec.&amort.	(1,115.4)			(76.8)	(1,192.2)	6.9%	6.9%
SG&A deprec.&amort.	(82.0)			(9.8)	(91.8)	12.0%	12.0%
SG&A total	(1,197.3)			(86.6)	(1,284.0)	7.2%	7.2%
Other operating income	117.0			155.5	272.5	132.9%	132.9%
Normalized EBIT	1,929.3			(37.1)	1,892.2	-1.9%	-1.9%
Normalized EBIT margin	46.7%				45.9%	-80 bps	-80 bps
Normalized EBITDA	2,135.5			13.0	2,148.5	0.6%	0.6%
Normalized EBITDA margin	51.7%				52.1%	40 bps	40 bps

First Quarter 2013 Results April 30, 2013 Page 11

CSD & NANC Brazil

EBITDA for Brazil CSD & NANC was R$ 351.4 million (+8.1%), with EBITDA margin expanding 60 bp to 42.7%.

The industry decline was also a relevant factor behind the 0.5% decline in our volumes.  However, the 237 ml PET bottle and the 1L returnable glass bottle for Guaraná Antarctica both continued to deliver very strong results,  helping us sustain good market share evolution.  In addition, net revenue per hectoliter improved by 7.0%, which was key to deliver 6.5% net revenue growth despite the soft industry.

In terms of costs and expenses, the 13.0% increase in COGS per hectoliter was caused by greater raw material costs (sugar) and currency hedges, and was also impacted by the October 2012 tax changes.  SG&A (excluding depreciation and amortization) reported an increase of 4.1%.

CSD&Nanc Brazil results	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	7,260.1			(38.7)	7,221.4	-0.5%	-0.5%
Net revenue	772.7			50.0	822.7	6.5%	6.5%
Net revenue/hl	106.4			7.5	113.9	7.0%	7.0%
COGS	(353.7)			(44.0)	(397.6)	12.4%	12.4%
COGS/hl	(48.7)			(6.4)	(55.1)	13.0%	13.0%
Gross profit	419.0			6.0	425.0	1.4%	1.4%
Gross margin	54.2%				51.7%	-250 bps	-250 bps
SG&A excl. deprec.&amort.	(154.4)			(6.3)	(160.7)	4.1%	4.1%
SG&A deprec.&amort.	(25.5)			(3.8)	(29.3)	14.9%	14.9%
SG&A total	(179.9)			(10.1)	(190.0)	5.6%	5.6%
Other operating income	31.0			23.6	54.6	76.2%	76.2%
Normalized EBIT	270.1			19.5	289.6	7.2%	7.2%
Normalized EBIT margin	35.0%				35.2%	20 bps	20 bps
Normalized EBITDA	324.9			26.4	351.4	8.1%	8.1%
Normalized EBITDA margin	42.1%				42.7%	60 bps	60 bps

First Quarter 2013 Results April 30, 2013 Page 12

HILA-ex

HILA-ex delivered R$ 67.8 million of EBITDA, with an EBITDA margin of 24.3%.

On a reported basis, our results were positively impacted by the consolidation of Cervecería Nacional Dominicana’s results and the implementation of the integration plan.  Volumes more than doubled and our net revenues more than quadrupled.  Organically, we delivered 27.0% growth in net revenues, with beer volumes up 34.8% given the step change in performance of our Guatemalan operations, which has continued to deliver market share gains.

As for costs and expenses, COGS per hectoliter grew 5.8% given higher raw material and packaging costs, whereas SG&A (excluding depreciation and amortization) rose 7.8% due to further sales and marketing investments to support our commercial strategy in the region.

HILA-Ex results	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume total ('000 hl)	565.7	568.3		112.5	1,246.5	120.3%	19.9%
Beer volume ('000 hl)	322.9	533.5		112.5	968.9	200.0%	34.8%
CSD volume ('000 hl)	242.8	34.8		-	277.6	14.3%	0.0%
Net revenue	59.5	196.7	7.2	16.1	279.5	369.5%	27.0%
Net revenue/hl	105.2	120.7	5.8	(7.5)	224.2	113.1%	-7.1%
COGS	(37.2)	(74.2)	(5.0)	(15.8)	(132.2)	255.7%	42.5%
COGS/hl	(65.7)	(32.5)	(4.0)	(3.8)	(106.1)	61.5%	5.8%
Gross profit	22.4	122.4	2.2	0.3	147.3	558.5%	1.4%
Gross margin	37.6%				52.7%	nm	-760 bps
SG&A excl. deprec.&amort.	(40.4)	(47.5)	(4.0)	(3.2)	(95.0)	135.4%	7.8%
SG&A deprec.&amort.	(6.4)	(5.4)	(0.5)	0.7	(11.7)	81.5%	-10.4%
SG&A total	(46.8)	(52.9)	(4.5)	(2.5)	(106.7)	127.9%	5.3%
Other operating income/expenses	(0.9)	(5.9)	0.1	1.5	(5.3)	nm	-163.5%
Normalized EBIT	(25.4)	63.6	(2.3)	(0.7)	35.4	239.4%	-2.6%
Normalized EBIT margin	-42.6%				12.6%	nm	820 bps
Normalized EBITDA	(16.9)	86.9	(1.5)	(0.7)	67.8	nm	-4.4%
Normalized EBITDA margin	-28.4%				24.3%	nm	510 bps

First Quarter 2013 Results April 30, 2013 Page 13

Latin America South (LAS)

As from January 1, 2013 our LAS region includes the operations for Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador.

LAS EBITDA rose to R$ 784.9 million (+10.0%), and EBITDA margin improved by 90 bp to 45.0%.

Our top line performance (+7.9%) benefited from net revenue per hectoliter growth of 20.2% (+21.2% for LAS Beer; +16.3% for LAS CSD&NANC) despite a 10.2% decline in volumes (-9.0% in LAS Beer; -12.0% in LAS CSD&NANC), which was mainly caused by a continuation of the Argentinean beer and CSD industry softness.  Market share performance in the country, however, remained very strong thanks to the performance of the Quilmes family (including Quilmes 1890 and Quilmes Night launches) and Stella Artois.

COGS per hectoliter in the region grew 13.4%, impacted by some input cost pressures (mostly barley and aluminum), labor-related costs and the impact of volume decline on fixed costs dilution.  Meanwhile, SG&A (excluding depreciation and amortization) increased by 14.6% mostly because of higher labor costs in Argentina and higher commercial expenses.

LAS results	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	10,945.3			(1,119.8)	9,825.5	-10.2%	-10.2%
Net revenue	1,540.8		82.9	121.6	1,745.3	13.3%	7.9%
Net revenue/hl	140.8		8.4	28.4	177.6	26.2%	20.2%
COGS	(590.7)		(34.9)	(10.4)	(636.0)	7.7%	1.8%
COGS/hl	(54.0)		(3.6)	(7.2)	(64.7)	19.9%	13.4%
Gross profit	950.2		47.9	111.2	1,109.3	16.7%	11.7%
Gross margin	61.7%				63.6%	190 bps	210 bps
SG&A excl. deprec.&amort.	(315.2)		(22.3)	(46.1)	(383.6)	21.7%	14.6%
SG&A deprec.&amort.	(24.6)		(1.4)	1.3	(24.7)	0.4%	-5.3%
SG&A total	(339.7)		(23.7)	(44.8)	(408.3)	20.2%	13.2%
Other operating income/expenses	(8.0)		1.5	(2.1)	(8.6)	7.5%	26.7%
Normalized EBIT	602.4		25.7	64.2	692.4	14.9%	10.7%
Normalized EBIT margin	39.1%				39.7%	60 bps	100 bps
Normalized EBITDA	684.6		31.7	68.6	784.9	14.6%	10.0%
Normalized EBITDA margin	44.4%				45.0%	60 bps	90 bps

First Quarter 2013 Results April 30, 2013 Page 14

LAS Beer

LAS Beer delivered R$ 706.7 million of EBITDA (+12.7%), with 120 bp of EBITDA margin expansion to 56.0%.

Volumes fell by 9.0% primarily as a result of further industry contraction in Argentina, but top line grew 10.3% on the back of 21.2% growth in net revenue per hectoliter.  Moreover, market share remained solid, with both the Quilmes family and Stella Artois gaining share.

COGS/hl growth of 14.8% is mostly explained by higher raw materials costs, as well as labor-related costs and the impact of volume decline on fixed costs dilution.  SG&A (excluding depreciation and amortization) grew below inflation, with the majority of the 11.7% growth caused by higher commercial expenses, higher labor costs and diesel expenses in Argentina.

LAS Beer	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	6,473.6			(582.9)	5,890.7	-9.0%	-9.0%
Net revenue	1,079.3		72.2	110.9	1,262.4	17.0%	10.3%
Net revenue/hl	166.7		12.3	35.3	214.3	28.5%	21.2%
COGS	(311.6)		(26.5)	(13.8)	(351.9)	13.0%	4.4%
COGS/hl	(48.1)		(4.5)	(7.1)	(59.7)	24.1%	14.8%
Gross profit	767.7		45.7	97.0	910.5	18.6%	12.6%
Gross margin	71.1%				72.1%	100 bps	160 bps
SG&A excl. deprec.&amort.	(212.0)		(17.5)	(24.9)	(254.4)	20.0%	11.7%
SG&A deprec.&amort.	(13.0)		(0.9)	0.5	(13.4)	3.5%	-3.6%
SG&A total	(225.0)		(18.4)	(24.4)	(267.8)	19.0%	10.9%
Other operating income/expenses	(7.7)		1.4	(0.5)	(6.8)	-11.5%	6.7%
Normalized EBIT	535.1		28.7	72.1	635.9	18.8%	13.5%
Normalized EBIT margin	49.6%				50.4%	80 bps	140 bps
Normalized EBITDA	597.2		33.7	75.7	706.7	18.3%	12.7%
Normalized EBITDA margin	55.3%				56.0%	70 bps	120 bps

First Quarter 2013 Results April 30, 2013 Page 15

LAS CSD & NANC

LAS CSD & NANC EBITDA totalled R$ 78.3 million in the quarter, with EBITDA margin contracting 190 bp.

CSD & NANC volume performance was also impacted by the continued economic downturn in Argentina, and decreased 12.0%.  However, net revenue per hectoliter growth of 16.3% enabled us to deliver 2.3% top line growth in the quarter.   Innovation continued to be key to our commercial strategy in Argentina, with H2Oh! Limonetto and the new Pomelo Pink flavor delivering good performance.

On the other hand, COGS per hectoliter rose 12.2% given primarily the higher labor and raw material costs, but also the impact of volume decline on fixed costs dilution.  As for SG&A (excluding depreciation and amortization), the 20.6% increase was caused by higher commercial expenses, higher labor costs and diesel expenses in Argentina.

LAS CSD&Nanc	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	4,471.7			(536.9)	3,934.8	-12.0%	-12.0%
Net revenue	461.6		10.6	10.7	482.9	4.6%	2.3%
Net revenue/hl	103.2		2.7	16.8	122.7	18.9%	16.3%
COGS	(279.1)		(8.4)	3.5	(284.0)	1.8%	-1.2%
COGS/hl	(62.4)		(2.1)	(7.6)	(72.2)	15.7%	12.2%
Gross profit	182.4		2.2	14.2	198.8	9.0%	7.8%
Gross margin	39.5%				41.2%	170 bps	210 bps
SG&A excl. deprec.&amort.	(103.1)		(4.8)	(21.3)	(129.2)	25.3%	20.6%
SG&A deprec.&amort.	(11.6)		(0.5)	0.8	(11.3)	-3.0%	-7.2%
SG&A total	(114.8)		(5.3)	(20.4)	(140.5)	22.4%	17.8%
Other operating income/expenses	(0.3)		0.1	(1.6)	(1.8)	423.4%	465.3%
Normalized EBIT	67.3		(2.9)	(7.9)	56.5	-16.1%	-11.7%
Normalized EBIT margin	14.6%				11.7%	-290 bps	-200 bps
Normalized EBITDA	87.5		(2.0)	(7.1)	78.3	-10.5%	-8.2%
Normalized EBITDA margin	18.9%				16.2%	-270 bps	-190 bps

First Quarter 2013 Results April 30, 2013 Page 16

Canada

Normalized EBITDA for our Canadian operations reached R$ 246.3 million (-11.4%) against very tough comparisons.

In terms of our top line performance, net revenues decreased 0.6% through a combination of industry driven volume decline of 3.0% as we faced a tough comparison (which should ease during the second half of the year), partially offset by 2.3% growth in net revenue per hectoliter.  Bud Light’s performance remained solid, and received further support from the launch of Bud Light Platinum in January.

COGS per hectoliter grew by 5.4% given greater raw material costs and the impact of volume decline on fixed costs dilution.  SG&A (excluding depreciation and amortization) rose 7.2% due to phasing of sales and marketing expenses connected with our commercial strategy (eg, product launches and marketing campaigns).

Canada results	1Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q13	Reported	Organic
Volume ('000 hl)	1,874.4			(55.4)	1,819.0	-3.0%	-3.0%
Net revenue	729.0	(11.2)	89.1	(4.7)	802.2	10.0%	-0.6%
Net revenue/hl	388.9	(6.0)	49.0	9.1	441.0	13.4%	2.3%
COGS	(206.9)		(26.0)	(4.6)	(237.6)	14.8%	2.2%
COGS/hl	(110.4)		(14.3)	(5.9)	(130.6)	18.3%	5.4%
Gross profit	522.1	(11.2)	63.1	(9.3)	564.6	8.2%	-1.8%
Gross margin	71.6%				70.4%	-120 bps	-80 bps
SG&A excl. deprec.&amort.	(291.8)	11.2	(38.5)	(20.9)	(340.0)	16.5%	7.2%
SG&A deprec.&amort.	(10.2)		(1.3)	(0.2)	(11.7)	15.0%	2.4%
SG&A total	(302.0)	11.2	(39.8)	(21.2)	(351.7)	16.5%	7.0%
Other operating income/expenses	0.2		0.0	0.1	0.3	106.5%	83.9%
Normalized EBIT	220.3		23.4	(30.3)	213.3	-3.2%	-13.8%
Normalized EBIT margin	30.2%				26.6%	-360 bps	-400 bps
Normalized EBITDA	247.7		27.0	(28.3)	246.3	-0.5%	-11.4%
Normalized EBITDA margin	34.0%				30.7%	-330 bps	-370 bps

First Quarter 2013 Results April 30, 2013 Page 17

Other operating income /(expense)

Other operating income totalled R$ 313.5 million due to a higher level of government grants related to State VAT long-term tax incentives, including a one time credit that corresponds to approximately half of the increase versus Q1 2012.

Other operating income/(expenses)	1Q12 Reference Base	1Q13

R$ million

Government grants/NPV of long term fiscal incentives	128.5	324.9
(Additions to)/reversals of provisions	(0.7)	(0.0)
Net gain on disposal of property, plant and equipment and intangible assets	(3.1)	(4.6)
Net other operating income	14.5	(6.8)

	139.2	313.5

Net finance results

Net finance results corresponded to an expense of R$ 240.7 million.  In addition to the non-cash accretion expense in connection with the put option associated with our investment in CND, which corresponded to approximately R$ 65 million, our performance was also impacted by higher expenses related to non-derivative instruments.

Net finance results	1Q12 Reference Base	1Q13
R$ million

Interest income	73.6	78.7
Interest expenses	(54.5)	(118.1)
Gains/(losses) on derivative instruments	(28.2)	(36.8)
Gains/(losses) on non-derivative instruments	18.3	(40.2)
Taxes on financial transactions	(39.5)	(27.4)
Net interest on net defined benefit liabilities	(22.6)	(21.5)
Other financial income/(expenses), net	(29.7)	(75.4)

Net finance results	(82.6)	(240.7)

We ended the first quarter with a net cash position of R$ 1,026.7 million (down from R$ 6,258.9 million as of December 31, 2012).  Total debt decreased R$ 145.5 million since December 2012, ending the quarter at R$ 2,998.2 million, whereas cash and cash equivalents totalled R$ 3,665.3 million, from R$ 8,926.2 million as of December 31, 2012 following the R$ 5,118.1 million of dividends and IOC paid out during Q1 2013.

	December 2012			March 13
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	667.4	1,756.4	2,423.8	571.5	1,510.0	2,081.6
Foreign Currency	170.4	549.6	720.0	281.3	635.4	916.6
Consolidated Debt	837.8	2,306.0	3,143.7	852.8	2,145.4	2,998.2

Cash and Cash Equivalents			8,926.2			3,665.3
Current Investment Securities			476.6			359.6
Bank overdrafts			(0.1)			-

Net Debt/ (Cash)			(6,258.9)			(1,026.7)

First Quarter 2013 Results April 30, 2013 Page 18

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 32.8% versus 32.7% in Q1 2012.  The effective tax rate was 17.6%, which compares to a Q1 2012 rate of 19.9%.  Such variance resulted mostly from higher tax benefits (goodwill amortization and other tax adjustments) during the quarter.

The table below shows the reconciliation for income tax and social contribution provision.

	1Q12 Reference Base	1Q13
Income tax and social contribution
R$ million

Profit before tax	2,914.6	2,882.9

Adjustment on taxable basis
Non-taxable net financial and other income	(94.5)	(99.9)
Goverment grants (VAT)	(89.7)	(156.5)
Share of results of associates	(0.4)	(1.7)
Expenses not deductible for tax purposes	89.8	20.0
	2,819.7	2,644.8
Aggregated weighted nominal tax rate	32.7%	32.8%
Taxes – nominal rate	(920.6)	(867.3)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	137.3	124.6
Tax benefit - amortization on tax books	30.2	62.6
Other tax adjustments	173.0	173.7
Income tax and social contribution expense	(580.1)	(506.4)
Effective tax rate	19.9%	17.6%

Shareholding structure

The table below summarizes our shareholding structure as of March 31, 2013.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,301,539,760	74.1%	636,929,799	46.3%	1,938,469,559	61.9%
FAHZ	300,286,481	17.1%	0	0.0%	300,286,481	9.6%
Market	155,677,010	8.9%	737,443,505	53.7%	893,120,515	28.5%
Outstanding	1,757,503,251	100.0%	1,374,373,304	100.0%	3,131,876,555	100.0%
Treasury	482,987		66,990		549,977
TOTAL	1,757,986,238		1,374,440,294		3,132,426,532
Free float BM&FBovespa	152,173,261	8.7%	450,388,135	32.8%	602,561,396	19.2%
Free float NYSE	3,503,749	0.2%	287,055,370	20.9%	290,559,119	9.3%

First Quarter 2013 Results April 30, 2013 Page 19

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q12 Reference Base	1Q13
Profit - Ambev holders	2,314.3	2,343.5
Non-controlling interest	20.2	33.0
Income tax expense	580.1	506.4
Profit before taxes	2,914.6	2,882.9
Share of results of associates	(0.4)	(1.7)
Net finance results	82.6	240.7
Special items	-	1.0
Normalized EBIT	2,996.8	3,122.8
Depreciation & amortization - total	379.1	476.2
Normalized EBITDA	3,375.9	3,599.0

Revised IAS 19 and 2012 Reference Base

The revised IFRS standard “IAS 19 Employee Benefits” was effective from January 1, 2013.  Therefore, we are presenting the net pension interest cost as part of the net finance costs and have provided the restated figures per division for 2012, as if the revised standard had been effective as from January 1, 2012.

In addition, the 2012 Reference Base also reflects the transfer of management responsibility for Ecuador and Peru to the Latin America South division, as previously mentioned.

First Quarter 2013 Results April 30, 2013 Page 20

Q1 2013 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	April 30th, 2013 (Tuesday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=1081

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10027224# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Lucas Lira (+55 11) 2122-1415 lucas.lira@ambev.com.br	Tatiana Rodrigues (+55 11) 2122-1414 tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2013 Results April 30, 2013 Page 21

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	1Q12 Reference Base	1Q13%		1Q12 Reference Base	1Q13%		1Q12 Reference Base	1Q13%		1Q12 Reference Base	1Q13%		1Q12 Reference Base	1Q13%		1Q12 Reference Base	1Q13%		1Q12 Reference Base	1Q13%
Volumes (000 hl)	21,585	19,817	-8.2%	7,260	7,221	-0.5%	28,845	27,039	-6.3%	10,945	9,826	-10.2%	566	1,246	19.9%	1,874	1,819	-3.0%	42,230	39,930	-6.8%

R$ million
Net sales	4,133.6	4,123.1	-0.3%	772.7	822.7	6.5%	4,906.3	4,945.8	0.8%	1,540.8	1,745.3	7.9%	59.5	279.5	27.0%	729.0	802.2	-0.6%	7,235.7	7,772.8	2.4%
% of total	57.1%	53.0%		10.7%	10.6%		67.8%	63.6%		21.3%	22.5%		0.8%	3.6%		10.1%	10.3%		100.0%	100.0%
COGS	(1,123.9)	(1,219.4)	8.5%	(353.7)	(397.6)	12.4%	(1,477.6)	(1,617.1)	9.4%	(590.7)	(636.0)	1.8%	(37.2)	(132.2)	42.5%	(206.9)	(237.6)	2.2%	(2,312.4)	(2,622.8)	7.4%
% of total	48.6%	46.5%		15.3%	15.2%		63.9%	61.7%		25.5%	24.2%		1.6%	5.0%		8.9%	9.1%		100.0%	100.0%
Gross profit	3,009.7	2,903.7	-3.5%	419.0	425.0	1.4%	3,428.7	3,328.8	-2.9%	950.2	1,109.3	11.7%	22.4	147.3	1.4%	522.1	564.6	-1.8%	4,923.3	5,150.0	0.0%
% of total	61.1%	56.4%		8.5%	8.3%		69.6%	64.6%		19.3%	21.5%		0.5%	2.9%		10.6%	11.0%		100.0%	100.0%
SG&A	(1,197.3)	(1,284.0)	7.2%	(179.9)	(190.0)	5.6%	(1,377.2)	(1,474.0)	7.0%	(339.7)	(408.3)	13.2%	(46.8)	(106.7)	5.3%	(302.0)	(351.7)	7.0%	(2,065.7)	(2,340.6)	8.0%
% of total	58.0%	54.9%		8.7%	8.1%		66.7%	63.0%		16.4%	17.4%		2.3%	4.6%		14.6%	15.0%		100.0%	100.0%
Other operating income/(expenses)	117.0	272.5	132.9%	31.0	54.6	76.2%	148.0	327.0	121.0%	(8.0)	(8.6)	26.7%	(0.9)	(5.3)	-163.5%	0.2	0.3	83.9%	139.2	313.5	128.3%
% of total	84.1%	86.9%		22.2%	17.4%		106.3%	104.3%		-5.8%	-2.7%		-0.7%	-1.7%		0.1%	0.1%		100.0%	100.0%
Normalized EBIT	1,929.3	1,892.2	-1.9%	270.1	289.6	7.2%	2,199.5	2,181.8	-0.8%	602.4	692.4	10.7%	(25.4)	35.4	-2.6%	220.3	213.3	-13.8%	2,996.8	3,122.8	0.5%
% of total	64.4%	60.6%		9.0%	9.3%		73.4%	69.9%		20.1%	22.2%		-0.8%	1.1%		7.4%	6.8%		100.0%	100.0%
Normalized EBITDA	2,135.5	2,148.5	0.6%	324.9	351.4	8.1%	2,460.5	2,499.9	1.6%	684.6	784.9	10.0%	(16.9)	67.8	-4.4%	247.7	246.3	-11.4%	3,375.9	3,599.0	2.3%
% of total	63.3%	59.7%		9.6%	9.8%		72.9%	69.5%		20.3%	21.8%		-0.5%	1.9%		7.3%	6.8%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.2%	-29.6%		-45.8%	-48.3%		-30.1%	-32.7%		-38.3%	-36.4%		-62.4%	-47.3%		-28.4%	-29.6%		-32.0%	-33.7%
Gross profit	72.8%	70.4%		54.2%	51.7%		69.9%	67.3%		61.7%	63.6%		37.6%	52.7%		71.6%	70.4%		68.0%	66.3%
SG&A	-29.0%	-31.1%		-23.3%	-23.1%		-28.1%	-29.8%		-22.0%	-23.4%		-78.6%	-38.2%		-41.4%	-43.8%		-28.5%	-30.1%
Other operating income/(expenses)	2.8%	6.6%		4.0%	6.6%		3.0%	6.6%		-0.5%	-0.5%		-1.6%	-1.9%		0.0%	0.0%		1.9%	4.0%
Normalized EBIT	46.7%	45.9%		35.0%	35.2%		44.8%	44.1%		39.1%	39.7%		-42.6%	12.6%		30.2%	26.6%		41.4%	40.2%
Normalized EBITDA	51.7%	52.1%		42.1%	42.7%		50.1%	50.5%		44.4%	45.0%		-28.4%	24.3%		34.0%	30.7%		46.7%	46.3%

Per hectoliter - (R$/hl)
Net sales	191.5	208.1	8.6%	106.4	113.9	7.0%	170.1	182.9	7.5%	140.8	177.6	20.2%	105.2	224.2	-7.1%	388.9	441.0	2.3%	171.3	194.7	9.8%
COGS	(52.1)	(61.5)	18.2%	(48.7)	(55.1)	13.0%	(51.2)	(59.8)	16.7%	(54.0)	(64.7)	13.4%	(65.7)	(106.1)	5.8%	(110.4)	(130.6)	5.4%	(54.8)	(65.7)	15.1%
Gross profit	139.4	146.5	5.1%	57.7	58.9	2.0%	118.9	123.1	3.6%	86.8	112.9	24.4%	39.5	118.2	-28.5%	278.5	310.4	1.1%	116.6	129.0	7.3%
SG&A	(55.5)	(64.8)	16.8%	(24.8)	(26.3)	6.2%	(47.7)	(54.5)	14.2%	(31.0)	(41.6)	26.1%	(82.7)	(85.6)	-7.2%	(161.1)	(193.3)	10.2%	(48.9)	(58.6)	15.7%
Other operating income/(expenses)	5.4	13.7	153.7%	4.3	7.6	77.1%	5.1	12.1	135.8%	(0.7)	(0.9)	nm	(1.7)	(4.2)	nm	0.1	0.2	nm	3.3	7.9	142.5%
Normalized EBIT	89.4	95.5	6.8%	37.2	40.1	7.8%	76.3	80.7	5.8%	55.0	70.5	23.3%	(44.8)	28.4	nm	117.5	117.3	-11.2%	71.0	78.2	7.8%
Normalized EBITDA	98.9	108.4	9.6%	44.8	48.7	8.7%	85.3	92.5	8.4%	62.6	79.9	22.6%	(29.8)	54.4	nm	132.1	135.4	-8.7%	79.9	90.1	9.7%

.

First Quarter 2013 Results April 30, 2013 Page 22

CONSOLIDATED BALANCE SHEET	March 2013	December 12
R$ million
Assets
Current assets
Cash and cash equivalents	3,665.3	8,926.2
Investment securities (CURRENT)	359.6	476.6
Trade and other receivables (current)	3,791.1	4,268.2
Inventories	2,871.2	2,466.3
Income tax receivable	195.2	114.5
Assets held for sale	4.0	4.1
	10,886.3	16,255.9
Non-current assets
Investment securities	239.5	249.4
Trade and other receivables	1,850.5	1,855.0
Deferred tax assets	1,790.8	1,418.5
Income tax receivable (non-current)	10.8	12.3
Employee benefits	25.5	25.5
Investments in associates	24.5	24.0
Property, plant and equipment	11,321.3	11,412.3
Intangible assets	2,900.5	2,935.4
Goodwill	19,678.7	19,971.5
	37,842.3	37,903.8

Total assets	48,728.6	54,159.8

Equity and liabilities
Current liabilities
Trade and other payables	8,411.5	13,570.8
Interest-bearing loans and borrowings (current)	852.8	837.8
Bank overdrafts	-	0.1
Income tax and social contribution payable	1,190.2	972.6
Provisions	135.9	137.5
	10,590.4	15,518.7
Non-current liabilities
Trade and other payables (NON CURRENT)	2,920.6	3,064.0
Interest-bearing loans and borrowings	2,145.4	2,306.0
Deferred tax liabilities	1,085.0	1,048.3
Provisions (non-CURRENT)	498.3	518.1
Employee benefits (non CURRENT)	1,741.7	1,780.9
	8,390.9	8,717.3

Total liabilities	18,981.3	24,236.0

Equity
Issued capital	12,730.5	12,187.3
Reserves	13,997.1	16,676.4
Retained earnings	1,959.9	-
Equity attributable to equity holders of Ambev	28,687.6	28,863.7
Non-controlling interests	1,059.7	1,060.1
Total Equity	29,747.3	29,923.8

Total equity and liabilities	48,728.6	54,159.8

.

First Quarter 2013 Results April 30, 2013 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS	1Q13	1Q12 Reference Base
R$ million

Net sales	7,772.8	7,235.7
Cost of sales	(2,622.8)	(2,312.4)
Gross profit	5,150.0	4,923.3
	-	-
Sales and marketing expenses	(1,988.9)	(1,748.4)
Administrative expenses	(351.7)	(317.2)
Other operating income/(expenses)	313.5	139.2

Normalized EBIT	3,122.8	2,996.8

Special items	(1.0)	-
	-	-
Income from operations (EBIT)	3,121.9	2,996.8
	-	-
Net finance results	(240.7)	(82.6)
Share of results of associates	1.7	0.4
	-	-
Profit before income tax	2,882.9	2,914.6

Income tax expense	(506.4)	(580.1)
	-	-
Profit	2,376.5	2,334.5
Attributable to:	-	-
Equity holders of Ambev	2,343.5	2,314.3
Non-controlling interest	33.0	20.2

Nº of basic shares outstanding	3,128.2	3,117.3
Nº of diluted shares outstanding	3,145.4	3,131.4

Basic earnings per share (preferred)	0.79	0.78
Basic earnings per share (common)	0.72	0.71
Diluted earnings per share (preferred)	0.78	0.78
Diluted earnings per share (common)	0.71	0.71

.

First Quarter 2013 Results April 30, 2013 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q13	1Q12 Reference Base

R$ million
Cash Flows from Operating Activities
Profit	2,376.5	2,334.5
Depreciation, amortization and impairment	476.2	379.1
Impairment losses on receivables and inventories	40.3	32.6
Additions/(reversals) in provisions and employee benefits	48.6	47.7
Net finance cost	240.7	82.6
Other non-cash items included in the profit	(49.6)	(57.0)
Loss/(gain) on sale of property, plant and equipment and intangible assets	4.6	2.7
Loss/(gain) on assets held for sale	-	0.4
Equity-settled share-based payment expense	42.9	33.1
Income tax expense	506.4	580.1
Share of result of associates	(1.7)	(0.4)
Cash flow from operating activities before changes in working capital and use of provisions	3,684.9	3,435.6
Decrease/(increase) in trade and other receivables	184.7	(35.7)
Decrease/(increase) in inventories	(454.0)	(170.9)
Increase/(decrease) in trade and other payables	(1,685.8)	(1,970.9)
Cash generated from operations	1,729.8	1,258.2
Interest paid	(150.5)	(59.3)
Interest received	214.5	197.5
Income tax paid	(1,061.5)	(689.3)
Cash flow from operating activities	732.3	707.1
Proceeds from sale of property, plant, equipment and intangible assets	7.4	8.2
Acquisition of property, plant, equipment and intangible assets	(543.7)	(365.6)
Acquisition of subsidiaries, net of cash acquired	(62.6)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	78.8	(1,270.5)
Net proceeds/(acquisition) of other assets	(0.0)	(6.1)
Cash flow used in investing activities	(520.1)	(1,634.1)
Capital increase	156.3	5.9
Proceeds from borrowings	9.2	706.8
Proceeds/repurchase of treasury shares	(1.5)	(0.2)
Repayment of borrowings	(306.3)	(982.9)
Cash net finance costs other than interests	(208.2)	16.9
Payment of finance lease liabilities	(0.4)	(1.0)
Dividends (paid)/received	(4,989.2)	(65.5)
Cash flow used in financing activities	(5,340.1)	(320.0)
Net increase/(decrease) in cash and cash equivalents	(5,127.9)	(1,247.0)
Cash and cash equivalents less bank overdrafts at beginning of period	8,926.0	8,063.9
Effect of exchange rate fluctuations	(132.8)	(110.4)
Cash and cash equivalents less bank overdrafts at end of period	3,665.3	6,706.6

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer